Exhibit 99.1

March 1, 2012

Filed Via SEDAR

Alberta Securities Commission
Autorité des Marches Financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission

Dear Sirs:

Re:           BAYTEX ENERGY CORP.

We are pleased to advise you of the details of the upcoming meeting of the Security Holders of BAYTEX ENERGY CORP.:

Meeting Type:	Annual General Meeting
CUSIP:	07317Q105 / CA07317Q1054
Meeting Date:	May 15, 2012
Record Date of Notice:	March 26, 2012
Record Date of Voting:	March 26, 2012
Beneficial Ownership Determination Date:	March 26, 2012
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
Meeting Location:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for
BAYTEX ENERGY CORP.

Regards,

“PATRICIA BEATON”

PATRICIA BEATON
Account Manager, Client Services

cc: CDS & Co.